Exhibit 99.1

Spreadtrum Announces Management Share Purchases and
Update on Spreadtrum Share Repurchase Activity

SHANGHAI, CHINA, August 18, 2011 -- Spreadtrum Communications, Inc., (Nasdaq: SPRD; "Spreadtrum" or the "Company"), a leading fabless semiconductor provider in China with advanced technology in both 2G and 3G wireless communications standards, today announced that its executive officers President and Chief Executive Officer Dr. Leo Li, Chief Financial Officer Shannon Gao and Chief Technology Officer Joe Zou recently purchased a cumulative total of 281,766 American Depositary Shares (“ADSs”) of Spreadtrum on the open market, at purchase prices ranging from approximately $14 - $15.30 per ADS.  Dr. Li purchased 141,844 ADSs, Ms. Gao purchased 89,922 ADSs and Mr. Zou purchased 50,000 ADSs.  The ADS purchases were made during an open window period in accordance with Spreadtrum’s insider trading policy.  None of the executive officers have sold any Spreadtrum shares during the last two years, and in the case of Mr. Zou, since he joined the Company in June 2011.

In addition to the management share purchases, Spreadtrum has conducted ADS repurchase activity on the open market as discussed in an announcement on June 17, 2011 and in its 2Q11 earnings release.  Since June 2011, Spreadtrum has repurchased approximately 5.4% of the Company's total outstanding shares at an average price of $13.65 per ADS.

"Management share purchases and the Company's repurchase activity reflect the confidence that we have in Spreadtrum's future as a leading provider of mobile phone platform solutions in both domestic China and overseas markets, and our ability to drive short and long-term growth in the 2.5G, 3G and 4G market segments." Dr. Li commented.

About Spreadtrum Communications, Inc.

Spreadtrum Communications, Inc. (NASDAQ: SPRD; "Spreadtrum") is a fabless semiconductor company that develops baseband and RF processor solutions for the wireless communications market. Spreadtrum combines its semiconductor design expertise with its software development capabilities to deliver highly integrated baseband processors with multimedia functionality and power management. Spreadtrum has developed solutions based on an open development platform, enabling its customers to develop customized wireless products that are feature-rich to meet their cost and time-to-market requirements. For more information, visit www.spreadtrum.com.

Safe Harbor Statements:
This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, without limitation, statements regarding the management’s confidence in Spreadtrum’s future leading role in both domestic China and overseas markets and Spreadtrum’s ability to drive short and long-term growth in 2.5G, 3G and 4G market segments. The Company uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These statements are forward-looking in nature and involve risks and uncertainties that may cause actual market trends and the Company's actual results to differ materially from those expressed or implied in these forward-looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, continuing competitive pressure in the semiconductor industry and the effect of such pressure on prices; unpredictable changes in technology and consumer demand for mobile phones; the state of and any change in the Company’s relationship with its major customers; and changes in political, economic, legal and social conditions in China. For additional discussion of these risks and uncertainties and other factors, please consider the information contained in the Company's filings with the U.S. Securities and Exchange Commission (the “SEC”) and the annual report on Form 20-F filed on April 6, 2011, as amended, especially the sections under “Risk Factors” and such other documents that the Company may file with the SEC from time to time, including on Form 6-K. The Company assumes no obligation to update any forward-looking statements, which apply only as of the date of this press release, and does not intend to update any forward-looking statement whether as a result of new information, future events or otherwise except as required by law.